Churchill Financial, LLC
Statement of Financial Condition
As of December 31, 2020

ASSETS

Cash and equivalents	$	79,748
Deposits with clearing firms		131,550
Receivable from brokers and dealers		197,317
Prepaid expenses		36,396
Operating lease right-of-use asset		55,659
Fixed assets, net of accumulated depreciation of $104,717		15,331
Total assets	$	516,001

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	72,889
Lease liability		53,724
Members' equity		389,388
Total liabilities and members' equity	$	516,001

See accompanying notes.